Workhorse Group Inc.

3600 Park 42 Drive, Suite 160E

Sharonville, Ohio 45241

(888) 646-5205

July 26, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Workhorse Group Inc.
Registration Statement on Form S-3 File No. 333-273357

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Workhorse Group Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on July 28, 2023, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Taft Stettinius & Hollister LLP.

WORKHORSE GROUP INC.

By: /s/ Robert Ginnan

Name: Robert Ginnan

Title:   Chief Financial Officer